Exhibit 99.1

STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES

IN THE MINING, OIL AND GAS INDUSTRIES

(s.1)

Fiscal year covered by the statement: from January 1, 2023 to December 31, 2023.

Name of the entity filing the statement:

OSISKO DEVELOPMENT CORP.

Name(s) of the subsidiary or subsidiaries for which the entity files the statement, where applicable:

BARKEVILLE GOLD MINES LTD., TINTIC CONSOLIDATED METALS LLC, SAPUCHI MINERA S. DE R.L. de C.V., COULON MINES INC., GENERAL PARTNERSHIP OSISKO BAIE JAMES

Certificate

I certify that I have examined the information contained in the statement of Osisko Development Corp. and its subsidiaries for the fiscal year that began on January 1, 2023 and ended on December 31, 2023. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.

Full name of the officer or director:	Alexander Dann

Title of position:	Chief Financial Officer and Vice President, Finance

Date :	May 17, 2024

Signature :	(s) Alexander Dann